Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT
between
VR CPC HOLDINGS, INC.,
as the Buyer
and
GREATER PARK CITY COMPANY
POWDR CORP.
GREATER PROPERTIES, INC.
PARK PROPERTIES, INC., and
POWDR DEVELOPMENT COMPANY
as the Sellers
Dated as of September 11, 2014

TABLE OF CONTENTS
Page

ARTICLE I DEFINITIONS	4

Section 1.1	Certain Defined Terms 4

ARTICLE II TRANSACTIONS; CLOSING	15

Section 2.1	Purchase and Sale 15

Section 2.2	Closing 15

Section 2.3	Working Capital Adjustment 16

Section 2.4	Consents and Waivers; Further Assurances. 18

ARTICLE III REPRESENTATIONS AND WARRANTIES OF POWDR	19

Section 3.1	Authority; Subsidiaries 19

Section 3.2	No Conflict; Required Filings and Consents 20

Section 3.3	Financial Statements; Disclosure of Liabilities 20

Section 3.4	Compliance with Law; Permits 21

Section 3.5	Employees 21

Section 3.6	Property 22

Section 3.7	Taxes 22

Section 3.8	Environmental Matters 22

Section 3.9	Material Contracts 23

Section 3.10	Litigation 23

Section 3.11	Affiliate Interests and Transactions; Sufficiency of Assets 23

Section 3.12	Brokers 24

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE BUYER	24

Section 4.1	Organization 24

Section 4.2	Authority 24

Section 4.3	No Conflict; Required Filings and Consents 25

Section 4.4	Financial Ability 25

Section 4.5	Brokers 25

Section 4.6	Solvency 25

Section 4.7	Knowledge of Environmental Liabilities 25

Section 4.8	HSR 25

ARTICLE V COVENANTS	25

Section 5.1	Conduct of Business Prior to the Closing 25

Section 5.2	Covenants Regarding Information 26

Section 5.3	Confidentiality 27

i

TABLE OF CONTENTS (continued)
Page

Section 5.4	Consents and Filings; Further Assurances 27

Section 5.5	Public Announcements; Discussions 28

Section 5.6	Title. 28

Section 5.7	PCMR Litigation. 29

Section 5.8	Cooperation With Target Financials. 29

Section 5.9	Employee Matters. 29

ARTICLE VI TAX MATTERS	30

ARTICLE VII CONDITIONS TO CLOSING	31

Section 7.1	General Conditions 31

Section 7.2	Conditions to Obligations of the Sellers 31

Section 7.3	Conditions to Obligations of the Buyer 32

ARTICLE VIII INDEMNIFICATION	32

Section 8.1	Survival of Representations and Warranties 32

Section 8.2	Indemnification by POWDR 32

Section 8.3	Indemnification by the Buyer 32

Section 8.4	Procedures 33

Section 8.5	Limits on Indemnification 34

Section 8.6	Exclusive Remedy 34

Section 8.7	Tax Treatment of Indemnity Payments 35

ARTICLE IX TERMINATION	35

Section 9.1	Termination 35

Section 9.2	Effect of Termination 35

ARTICLE X GENERAL PROVISIONS	36

Section 10.1	Fees and Expenses 36

Section 10.2	Amendment and Modification 36

Section 10.3	Waiver 36

Section 10.4	Notices 36

Section 10.5	Interpretation 37

Section 10.6	Entire Agreement 38

Section 10.7	No Third Party Beneficiaries 38

Section 10.8	Governing Law 38

Section 10.9	Submission to Jurisdiction 38

Section 10.10	Assignment; Successors 39

Section 10.11	Enforcement 39

Section 10.12	Currency 39

Section 10.13	Severability 39

Section 10.14	Waiver of Jury Trial 40

TABLE OF CONTENTS (continued)
Page

Section 10.15	Counterparts 40

Section 10.16	Facsimile or Electronic Signature 40

Section 10.17	Time of Essence 40

Section 10.18	No Presumption Against Drafting Party 40

EXHIBITS:

Exhibit A    Business Asset Categories
Exhibit B    Specifically Enumerated Business Assets
Exhibit C    Land
Exhibit D    [omitted]
Exhibit E    Payoff Letters
Exhibit F    Special Warranty Deed
Exhibit G    Assignment of Leases
Exhibit H    General Release
Exhibit I    Assignment and Assumption
Exhibit J    Transition Services Agreement
Exhibit K    Settlement Agreement
Exhibit L    Excluded Real Property
Exhibit M    VRI Side Letter
Exhibit N    Buy/Sell Agreement
Exhibit O    Excluded Gorgoza Assets

PURCHASE AND SALE AGREEMENT
PURCHASE AND SALE AGREEMENT, dated as of September 11, 2014 (this “Agreement”), by and among (i) VR CPC HOLDINGS, INC., a Delaware corporation (the “Buyer”), (ii) GREATER PARK CITY COMPANY, a Utah corporation (the “Company”), (iii) POWDR CORP., a Delaware corporation (“POWDR”), (iv) GREATER PROPERTIES, INC., a Delaware corporation (“GPI”), (v) PARK PROPERTIES, INC., a Delaware corporation (“PPI”), and (vi) POWDR Development Company, a Utah corporation (with the Company, POWDR, GPI, and PPI each a “Seller” and collectively, the “Sellers”).
RECITALS
A.    POWDR holds 100% of the issued and outstanding shares Class “A” common stock, par value $1.00 per share of the Company, and is party to one or more Assumed Contracts (as defined below).
B.    The Sellers, together with one or more of their Related Parties (as defined below), hold or otherwise control all of the Business Assets (as defined herein).
C.    Ian Cumming and John Cumming are Related Parties of the Sellers.
D.    The Company, directly or through one or more Subsidiaries, is engaged in the business of operating that certain ski area and related amenities commonly known as Park City Mountain Resort, and located primarily in Summit County, Utah (“PCMR”), together with all associated recreational, commercial and other activities, amenities and services, including, without limitation, all on-mountain winter and summer operations, parking, equipment rentals, retail sales, food and beverage operations, real estate development rights relating to PCMR, and property management services relating to PCMR (the “Business”).
E.    The Buyer and Sellers are entering into this Agreement, among other reasons, to settle the actions pending in the PCMR Litigation (as defined below).
F.    The Sellers wish to sell to the Buyer, and the Buyer wishes to purchase from the Sellers, the Business Assets.
AGREEMENT
In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1    Certain Defined Terms. For purposes of this Agreement:

“Action” means any investigation Known to Sellers and any claim, action, suit, inquiry, proceeding, or audit by or before any Governmental Authority, or any other arbitration, mediation or similar proceeding.
“Affiliate” of any Person, means any other Person that controls, is controlled by or is under common control with such first Person.
“Agreement” is defined in the Preamble.
“Assumed Contract” means those
(i) Contracts listed on Schedule 3.9 of the Seller Disclosure Letter,
(ii) any Contract of the Company relating to the Business or the Business Assets, whether now existing or entered into prior to the Closing Date, and
(iii) any Contract of any Seller (other than the Company) or any Related Party that satisfies both (A) and (B) below
(A) such Contract is entered into by such Seller or Related Party either (1) prior to the day that is 90 days prior to the Closing Date, or (2) within the 90-day period prior to Closing, and is not a Contract that would be required to be listed as a Material Contract under any of clauses (i) through (v) of Section 3.9(a), and
(B) such Contract (1) if involving Real Property, relates in any way to the Business or any Business Assets, or (2) if not involving Real Property, relates primarily to the Business or any Business Asset.
Notwithstanding the foregoing, Assumed Contracts do not include (A) subject to Section 5.4(d), any Contract that, after its assumption by Buyer, would include any Seller or Related Party as a counterparty, (B) any employee benefit plan of any Seller or Related Party, (C) any Contract to the extent (and only to the extent) relating to an Excluded Asset, (D) any Contract for Indebtedness or (E) any Contract that represents a Severance Liability.
“Assumed Liabilities” means, in each case other than any Excluded Liability, (i) any liabilities or obligations of the Company relating to the Business, whether currently existing or hereinafter arising, (ii) any liabilities or obligations of any Seller (other than the Company) to the extent relating to the Business Assets transferred by it to Buyer hereunder, whether currently existing or hereinafter arising, and (iii) any liability reflected on the Closing Balance Sheet in Working Capital. For the avoidance of doubt, Assumed Liabilities includes (unless comprising an Excluded Liability) all liabilities, obligations, responsibilities, remedial actions, losses, damages (including punitive damages and consequential damages) costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation

v

and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any Person or Governmental Authority or in response to any violation of environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or otherwise, to the extent based upon, related to, or arising under or pursuant to any environmental Law, environmental Permit, order or agreement with any Governmental Authority or Person, which relates to any environmental, health or safety condition, violation of environmental Law or a release or threatened release of hazardous materials or substances.
“Business” is defined in in the Recitals.
“Business Assets” means all assets, properties and rights of every nature, kind and description, whether tangible or intangible, real, personal or mixed, accrued or contingent, together with the goodwill and going concern value, if any, wherever located and whether now existing or hereafter acquired prior to the Closing Date, in each case that (i) are related to, or used or held for use in connection with, the Business and held by the Company, (ii) with respect to Real Properties held by any Seller (other than the Company) or Related Party, are related to, or used or held for use in connection with, the Business, and (ii) with respect to assets or rights other than Real Properties held by any Seller (other than the Company) or Related Party, are primarily related to, primarily used or held for use in connection with, or necessary to the Business, in each case, including without limitation those categories of assets so held and listed on Exhibit A; provided however that Business Assets shall not include any Excluded Assets. In addition, Business Assets include all of the assets specifically listed on Exhibit B, notwithstanding the prior sentence.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York.
“Business Employees” is defined in Section 5.9(a).
“Buyer” is defined in the Preamble.
“Closing” is defined in Section 2.2(a).
“Closing Balance Sheet” is defined in Section 2.3(a).
“Closing Date” is defined in Section 2.2(a).
“Closing Payment” is defined in Section 2.2(c)(i).
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” is defined in the Preamble.
“Confidential Information” is defined in Section 5.3(a).

“Contract” means any contract or agreement, whether written or oral, including any note, bond, mortgage, indenture, lease, license or franchise.
“control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of or right to exercise voting power or voting securities, by contract or otherwise, and “controlling” and “controlled” shall have meanings correlative thereto. A Person shall be deemed to be controlled by another Person if such other Person possesses, directly or indirectly, (a) power to vote fifty percent (50%) or more of the securities or interests having ordinary voting power for the election of directors, managing general partners, managers, or members of the governing body or management of such Person, or (b) power to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.
“Disclosed to Buyer” means (i) all documents published in the virtual data room as of September 5, 2014 (a duplicate physical copy of which has been retained by counsel to Buyer and Sellers), but only to the extent of information actually contained in such documents, and specifically excluding any facts relating to the performance of obligations or satisfactions of conditions under such documents, unless otherwise specifically disclosed in such data room, (ii) any final written Phase I environmental report provided to Buyer by Buyer’s environmental site assessment specialists as of the Closing Date (or if no final written Phase I report is received by the Closing Date, the most recent draft Phase I report received by Buyer prior to the Closing Date), (iii) any environmental liabilities of which Buyer otherwise has Knowledge, (iv) any Permitted Encumbrances of the type described in clauses (i), (iii), (iv), (vi), (vii), and (ix) of that definition, and (v) any fact described in the Seller Disclosure Letter.
“Encumbrance” means any charge, limitation, equitable interest, mortgage, lien, option, pledge, security interest, easement, right of first refusal, adverse claim of title or restriction of any kind.
“Equipment” shall mean all fixtures from time to time located on and used in connection with the operation of the buildings located on the Land, including without limitation ski lifts (to the extent fixtures).
“Estimated Purchase Price” is defined in Section 2.1(c).
“Excluded Assets” means (i) all of the equity interest in and to Parley’s Recreation Partners, LLC (d/b/a Gorgoza) and the Gorgoza assets listed on Exhibit O, (ii) the condominium units and other real property described on Exhibit L, (iii) all rights of any Seller under this Agreement, (iii) with respect to any Seller other than the Company, any asset that is not a Business Asset, including (A) the other resorts of Sellers (including the Snowbird Ski and Summer Resort) and (B) all intellectual property rights relating to, and (exclusive of any rights in or appurtenant to Real Property, which shall not be Excluded Assets) the development plans and right to build the Woodward Park City action sports training center and camp, (iv) any insurance policies, (v) any Working Capital Retained Asset, (vi) all cash of any Seller (other than the Company), (vii) the Water Right Lease Agreement between H2O, LLC and GPCC, dated on or about April 11, 2014, and (viii) any Contract of POWDR with Ted Ligety.
“Excluded Liabilities” means any and all of the following (i) all Taxes for which any Seller or Related Party is or will become liable, including withholding Taxes and Taxes arising from or with respect to the Business Assets or the operation of the Business that are incurred in or attributable to any period, or any portion of any period, ending on or prior to the Closing Date, other than Transfer Taxes and Taxes allocable to Buyer pursuant to Section 6.2, (ii) any Indebtedness, (iii) any Transaction Expenses, (iv) any Severance Liabilities, (v) any liability or obligation to any Seller or Related Party that are not Assumed Liabilities, (vi) any liability or obligation to the extent relating to an Excluded Asset, (vii) any Material Undisclosed Liabilities, (viii) any liabilities to the extent related to any Insured Claim, and (ix) any Working Capital Retained Liability.
“Financial Statements” is defined in Section 3.3(a).
“Generally Accepted Accounting Principles” or “GAAP” means those conventions, rules, procedures and practices, consistently applied, affecting all aspects of recording and reporting financial transactions which are generally accepted by major independent accounting firms in the United States. Any financial or accounting terms not otherwise defined herein shall be construed and applied according to GAAP.
“Governmental Authority” shall mean the government of the United States of America, the government of any other nation, any political subdivision of the United States of America or any other nation (including, without limitation, any state, territory, federal district, municipality or possession) and any federal, state, county, municipal or other governmental or regulatory authority, agency, board, body, commission, instrumentality or court, or any political subdivision thereof, or any successors to any of the same, having jurisdiction over the this Agreement.
“GPI” is defined in the Preamble.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Improvements” means any and all buildings, improvements and structures from time to time erected within or forming a part of the Land.
“Indebtedness” means (i) any indebtedness for borrowed money of any Seller or by which any Business Asset is encumbered, and all obligations of Seller or by which any Business Asset is encumbered that is evidenced by notes, bonds, debentures or other similar interests; (ii) all liabilities and amounts owed by any Seller in respect of the acceleration, termination, cancellation or prepayment of indebtedness for borrowed money; (iii) all capital leases with respect to any Business Asset; (iv) any guaranty or support of indebtedness or obligations of any Person, including those of Sellers or any of their other Affiliates encumbering any Business Asset, and (v) any accrued and unpaid interest, penalties, make-whole payments or related items on the foregoing items.
“Indemnified Party” is defined in Section 8.4(a).
“Indemnifying Party” is defined in Section 8.4(a).
“Independent Accounting Firm” is defined in Section 2.3(b).
“Interim Financial Statements” is defined in Section 3.3(a).
“Insured Claim” means any liability for any Action as of the Closing Date, but solely to the extent actually covered by insurance of a Seller or Related Party.
“Knowledge,” with respect to Sellers, means the actual knowledge of such Person’s directors and officers (or individuals serving in equivalent capacities), including John Cumming, Ian Cumming, Jennifer Smith, and Justin Sibley. “Known” to Sellers has the correlative meaning. “Knowledge” with respect to Buyer means the actual knowledge of Robert Katz, and Michael Z. Barkin.
“Land” means all parcels of real estate related to, used or held for use in connection with the Business, whether held in fee or under lease, license, easement or otherwise, including without limitation all of those parcels depicted on the map or associated parcel list attached as Exhibit C, excluding, for the avoidance of doubt, any Excluded Assets.
“Law” means any applicable statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or order of any Governmental Authority, including without limitation laws governing wages and overtime, the environment, health or safety, and Taxes.
“Leased Real Property” means all Real Property related to or used in connection with, the Business and that is leased, subleased or licensed to any Seller or Related Party or which such Seller or Related Party otherwise has a right or option to use or occupy.
“Losses” is defined in Section 8.2.
“Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (i) is or would reasonably be expected to have a material adverse effect on the Business or the Business Assets, taken as a whole or (ii) materially impairs the ability of the Sellers to consummate, or prevents or materially delays, any of the transactions contemplated by this Agreement or the Transaction Documents.
“Material Contracts” is defined in Section 3.9(a).

“Material Undisclosed Liabilities” means (i) any pending or threatened Action against any Seller or any Related Party relating to the Business or the Business Assets of which Sellers have Knowledge as of the date hereof but that was not previously Disclosed to Buyer and that, if incurred or assumed by Buyer (together with any liabilities or obligations pursuant to clause (ii)), would result in a Loss to Buyer in excess of $1,000,000 in the aggregate, and then only to the extent of such excess, (ii) any liabilities or obligations of any Seller or any Related Party relating to the Business or the Business Assets (A) of which Sellers have Knowledge as of the date hereof that such liabilities or obligations should have been reflected in the Financial Statements or the Interim Financial Statements in accordance with GAAP for the periods covered thereby but this was not previously Disclosed to Buyer and (B) that, if incurred or assumed by Buyer (together with any liabilities or obligations pursuant to clause (i)), would result in a Loss to Buyer in excess of $1,000,000 in the aggregate, and then only to the extent of such excess, or (iii) any liabilities or obligations of any Seller or any Related Party relating to the Business or the Business Assets (A) arising out of the ordinary course of business, (B) of which Sellers have Knowledge as of the date hereof but that was not previously Disclosed to Buyer and (C) that, if incurred or assumed by Buyer, would result in a Loss to Buyer in excess of $2,000,000 in the aggregate, and then only to the extent of such excess, provided, that, any Actions, liabilities or obligations that are (1) reflected in the Financial Statements or the Interim Financial Statements, (2) included within the Working Capital on the Closing Balance Sheet, or (3) ordinary course liabilities arising under immaterial Assumed Contracts that were entered into as a replacement for any Contracts that have expired or have been terminated, where the liabilities or obligations of such expired or terminated Contracts have been fully reflected in the Interim Financial Statements, and such replacement Assumed Contract represents obligations that are substantially similar in scope and frequency as the terminated Contract, shall not constitute “Material Undisclosed Liabilities” pursuant to each of clauses (i), (ii) or (iii) above.
“Notice of Disagreement” is defined in Section 2.3(a).
“Offer” is defined in Section 5.9(a).
“Organizational Document” of a Person that is an entity means the certificate of incorporation and bylaws, operating agreement, or equivalent organizational documents, each as amended to date
“Owned Real Property” means all Real Property related to, or used in connection with, the Business and that is owned by any Seller or Related Party.
“Payoff Letters” means the payoff letters and lien releases attached as Exhibit E.
“PCMR” is defined in the Recitals.
“PCMR Litigation” means Case No. 120500157, 3rd District Court, Summit County, Utah and all related proceedings.

x

“Permits” means all permits, franchises, approvals, consents, ratifications, certificates, concessions, exemptions, orders, waivers, authorizations, licenses (including liquor licenses), registrations, entitlements, issued, granted, given or otherwise made available by or under the authority of any Governmental Authority.
“Permitted Encumbrances” means, in each case other than as may inure to the benefit of a Seller or Related Party, (i) liens for Taxes not yet past due, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens arising in the ordinary course of business consistent with past practice (other than relating to or arising out of Excluded Liabilities), (iii) any Encumbrance arising out of or related to the PCMR Litigation, (iv) any such matters of record (other than relating to Indebtedness) that do not impair the continued ownership, use and operation of the Business Assets to which they relate in the conduct of the Business as currently conducted, (v) requirements and restrictions of zoning, licensing, permitting, building and other Laws, (vi) rights to intellectual property granted in the ordinary course of business, (vii) in the case of Contracts, any anti-assignment, change of control or similar restrictions contained therein, (viii) all encroachments, overlaps, overhangs, variations in area or measurement, rights of parties in possession, servitudes or easements (including conversation easements and public trust easements, rights of way, road use Contracts, covenants, conditions, restrictions, reservations, licenses, Contracts and other matters of record) or any other matters either (A) of record or (B) not of record which would be disclosed by an accurate survey or physical inspection of the property and other restrictions as to the use of the property (provided that the same would not, individually or in the aggregate, have a Material Adverse Effect), or (ix) Encumbrances under or pursuant to the Development Agreement, dated June [ ], 1998, by and among POWDR, the Company and Park City Municipal Corporation (as amended, modified and supplemented from time to time.
“Person” means any individual, general partnership, limited partnership, corporation, joint venture, trust, business trust, limited liability company, cooperative or association or any other recognized business entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person as the context may require.
“Personal Property” means all personal property (of any kind or nature) (a) kept or maintained by the Company or its Subsidiaries, or (b) comprising Business Assets, in each case, whether or not affixed or attached to the Real Property, including, without limitation, snowmaking equipment, rolling stock, snow cats, snowmobiles, ski lifts (to the extent not fixtures) and maintenance equipment.
“POWDR” is defined in the Preamble.
“PPI” is defined in the Preamble.
“Purchase Price” is defined in Section 2.1(b).

“Real Property” means the Land, the Improvements and all of the Sellers’ and the Related Parties’ right, title and interest in and to the Equipment, together with all of the Sellers’ and Related Parties’ right, title and interest in and to all rights, benefits, privileges, tenements, hereditaments, covenants, conditions, restrictions, easements and other appurtenances appertaining to or benefitting or burdening the Land or the Improvements situated thereon, including (a) development rights (including for parking), development credits, entitlements, air rights, subsurface rights, rights of way, land use rights, air rights, viewshed rights, density credits, in each case related to the Land or any part thereof, (b) water, sewer, sewer tap, electrical or other utility services, credits and/or rebates, in each case related to the Land or any part thereof, (c) strips and gores, any rights of the Sellers or Related Parties in and to the street, sidewalks, alleys, driveways, parking areas and areas adjacent thereto or used in connection with the Land and/or Improvements, all rights of the Sellers or Related Parties in any land lying in the bed of any existing or proposed street, road or alley adjoining the Land, and all easements, rights-of-way and other appurtenances used or connected with the beneficial use or enjoyment of the Land and/or Improvements, (d) all right, title and interest of the Sellers or Related Parties in and to any award made or to be made in lieu thereof and in and to any unpaid award for damages to the Land and/or Improvements by reason of any change of grade of any street, all estates, rights, interests and appurtenances, reversions and remainders whatsoever, in any way belonging or appertaining to the Land or any part thereof, (e) all water, ditches, wells, reservoirs, water taps and drains and all water, ditch, well, reservoir, water tap and drainage rights which are appurtenant to, located on, under or above or used in connection with the Land and/or the Improvements, or any part thereof, whether now existing or proposed, and (f) all impact fee or connection fee credits on the Land or any part thereof, in each case, that are related to, or used or held for use in connection with, the Business and held by any Seller or Related Party.
“Related Party” means: (i) any Affiliate of a Seller, or any director, executive officer, general partner or managing member of such Affiliate; (ii) any Person who serves as a director, executive officer, partner, member or in a similar capacity of such Seller; or (iii) any other Person who holds, individually or together with any Affiliate of such other Person and any member(s) of such Person’s immediate family, more than 10% of the outstanding equity or ownership interests of a Seller. Notwithstanding the foregoing, each of John Cumming and Ian Cumming shall be deemed Related Parties of the Sellers and the Company.
“Representatives” means, with respect to any Person, the officers, directors, principals, employees, agents, auditors, advisors, bankers and other representatives of such Person.
“Seller Disclosure Letter” means the Seller Disclosure Letter delivered by Sellers to Buyer in connection with the execution of this Agreement, in the form acknowledged by Buyer in writing.
“Sellers” is defined in the Preamble.

“Settlement Agreement” is defined in Section 5.7.
“Severance Liabilities” means any written obligation to pay any severance, termination, bonus, retention, change in control, or any similar payment to any employee or independent contractor of the Company in connection with the termination of employment of any such employee or independent contractor as a result of the consummation of the Transactions, other than any such obligations arising solely as a matter of applicable Law (e.g., the Worker Adjustment and Retraining Notification Act).
“Subsidiary” when used, with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person.
“Target Financials” is defined in Section 5.8.
“Tax Return” means any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes, including all schedules, attachments and amendments thereto.
“Taxes” means: (i) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, registration, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever (including any amounts resulting from the failure to file any Tax Return), together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement.
“Tendered Claims” mean each of the Actions listed on Schedule 3.10 of the Seller Disclosure Letter or otherwise Disclosed to Buyer.
“Third Party Claim” is defined in Section 8.4(a).
“Title Policy” means (A) a 2006 ALTA Extended Coverage Form Policy of Title Insurance reasonably satisfactory to the Buyer (together with all endorsements and affirmative coverages required by the Buyer) issued by one or more title insurance companies selected by the Buyer and (B) a currently dated, in-place survey for each parcel of Land prepared by a surveyor approved by the Buyer and registered or licensed in the

State of Utah in accordance with the 2011 Minimum Standard Detail Requirements for ALTA/ASCM Land Title Surveys and reasonably satisfactory to the Buyer.
“Transaction Documents” means the Settlement Agreement, the Transition Services Agreement, the agreements, documents and instruments listed in Section 2.2(b) and Section 2.2(c), together all other agreements, documents and instruments required to be delivered by any party pursuant to this Agreement, and any other agreements, documents or instruments entered into at or prior to the Closing in connection with this Agreement or the Transactions.
“Transaction Expenses” means the aggregate amount of any and all fees and expenses incurred by or at the direction of, or paid or to be paid directly by, any Sellers or any of their Subsidiaries or any Person that a Seller pays or reimburses or is otherwise legally obligated to pay or reimburse (including any such fees and expenses incurred by or on behalf of the Seller) in connection with the PCMR Litigation or the negotiation, preparation or execution of this Agreement or the Transaction Documents or the performance or consummation of the Transactions, including (i) all fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and any other experts in connection with the transactions contemplated hereby; (ii) without duplication, any fees or expenses of counsel, advisors, consultants, accountants and any other experts associated with obtaining the release and termination of any Encumbrances other than Permitted Encumbrances in connection with the transactions contemplated hereby, which, for the avoidance of doubt, does not include any consent fees or similar payments to third parties; and (iii) all brokers’, finders’ or similar fees in connection with the transactions contemplated hereby.
“Transactions” means the transactions contemplated to be consummated by this Agreement, including the purchase and sale of the Business Assets, and the assumption of the Assumed Contracts.
“Transfer Taxes” means all excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar Taxes and fees that are imposed or assessed solely as a result of the transactions contemplated by this Agreement, together with any interest, additions or penalties with respect thereto.
“Transferring Employee” is defined in Section 5.9(a).
“Transition Services Agreement” is defined in Section 5.4(c).
“Working Capital” as of any date means the current assets of the Company, less the current liabilities of the Company (other than the current portion of any Indebtedness) as of the Closing Date (and immediately prior to the Closing), giving effect, where the context requires, to the retention of any Working Capital Retained Assets or Working Capital Retained Liabilities by Sellers in order to reduce any Working Capital Deficit or Working Capital Excess. For the avoidance of doubt, Working Capital shall be calculated in a manner consistent with, and shall be determined taking into account only those line items set forth on, Schedule 1.1(e) hereto.
“Working Capital Retained Assets” means any cash or account receivables retained by Seller in order to reduce a Working Capital Excess under the definition thereof.
“Working Capital Retained Liabilities” means any current monetary liabilities retained by Seller in order to reduce a Working Capital Deficit under the definition thereof, it being agreed that Working Capital Retained Liabilities shall not include any performance obligations other than the obligation to pay money when due.
“Working Capital Deficit” means the amount, if any, by which Working Capital as of the Closing Date is less than the Working Capital Minimum; provided, however, that Sellers shall retain current liabilities comprising unpaid monetary liabilities (e.g., trade payables and third party rent) and remove such amounts from Working Capital as of Closing to the extent possible to reduce any Working Capital Deficit to zero.
“Working Capital Excess” means the amount, if any, by which Working Capital as of the Closing Date is greater than the Working Capital Maximum; provided, however, that Sellers shall retain current assets comprising cash or accounts receivable and remove such amounts from Working Capital as of Closing to the extent possible to reduce any Working Capital Excess to zero.
“Working Capital Maximum” means the amount set forth opposite the label “Maximum Band” on Schedule 1.1(f).
“Working Capital Minimum” means the amount set forth opposite the label “Minimum Band” on Schedule 1.1(f).
ARTICLE II
TRANSACTIONS; CLOSING
Section 2.1    Purchase and Sale.
(a)    Upon the terms and subject to the conditions of this Agreement, at the Closing, the Sellers shall sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, all of the Sellers’ and their Related Parties’ right, title and interest, direct or indirect, in and to the Business Assets to the Buyer, free and clear of all Encumbrances other than Permitted Encumbrances, and the Buyer, in reliance on the representations, warranties and covenants of the Sellers contained herein shall purchase the Business Assets from the Sellers.
(b)    The aggregate purchase price payable by Buyer under this Agreement shall be U.S.$182,500,000, less (i) any Working Capital Deficit, and plus (ii) any Working Capital Excess (the “Purchase Price”).

(c)    No later than the latter or the date hereof or three (3) Business Days prior to the Closing Date, Buyer shall calculate the estimated Purchase Price based on the amount of Working Capital Deficit or Working Capital Excess (if any) (the “Estimated Purchase Price”).
Section 2.2    Closing.
(a)    The sale and purchase of the Business Assets contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of First American Title National Commercial Service, 777 S. Figueroa Street, Suite 400, Los Angeles, CA, effective as of 12:01 a.m. Mountain Time on day hereof, subject to satisfaction or waiver of all conditions to the obligations of the parties set forth in Article VII (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date). The day on which the Closing takes place is referred to as the “Closing Date”.
(b)    At the Closing, the Sellers shall deliver or cause to be delivered to the Buyer: (i) special warranty deeds with respect to the Owned Real Property, in the form attached as Exhibit F; (ii) assignments of leases with respect to Leased Real Property, in the form attached as Exhibit G; (iii) a bill of sale, intellectual property assignment, water rights assignment, permit assignment or other instruments conveying all Business Assets other than Real Property; (iv) a general release and discharge, in the form attached as Exhibit H, releasing and discharging the Buyer from any and all obligations to pay or indemnify the Sellers or any Affiliate or Related Party, or to guarantee or secure its obligations or otherwise hold it harmless pursuant to any agreement or other arrangement; (v) the resignations, to be effective at a date determined by Buyer but not later than one year following the Closing, of all members of the board of directors of any home owners association or other similar body having responsibilities with respect to Business Assets and on which Sellers or any of their Affiliates has representation, if any, to the extent such directors represent the Company or Sellers, effective as of the Closing; (vi) the Settlement Agreement, (vii) the VRI Side Letter in the form attached as Exhibit M, (viii) the Buy/Sell Agreement in the form attached as Exhibit N, (vii) each other Transaction Document to which Sellers or any of their Affiliates is a party, duly executed by such Seller or such Affiliate (viii) an executed certificate of non-foreign status from each Seller, and each Related Party that is treated as transferring a Business Asset to Buyer pursuant to this Agreement for U.S. federal income tax purposes, in compliance with Treasury Regulations under Section 1445 of the Code, and (ix) such other documents and instruments as the Buyer may reasonably request or as may be otherwise necessary or desirable to evidence and effect the transactions contemplated under this Agreement.
(c)    At the Closing, the Buyer shall deliver or cause to be delivered to the Sellers to a single bank account designated by Sellers no later than later of the date hereof or two Business Days prior to Closing, (i) the Estimated Purchase Price in immediately available funds (the “Closing Payment”), by wire transfer to the bank account designated by Sellers in writing to the Buyer, less any amounts required to discharge any Indebtedness under the Payoff Letters, if any (the “Payoff Amounts”); (ii) the Payoff Amounts, pursuant to the instructions in the Payoff Letters, (iii) the Settlement Agreement, (iv) an assignment and assumption agreement in the form of Exhibit I attached hereto, (v) the Buy/Sell Agreement in the form attached as Exhibit N, (vi) each other Transaction Document to which Buyer is a party, duly executed by Buyer (vii) such other documents and instruments as the Sellers may reasonably request or as may be otherwise necessary or desirable to evidence and effect the transactions contemplate by this Agreement.
(d)    At the Closing, the Sellers and Related Parties shall assign to the Buyer and the Buyer shall assume and discharge all Assumed Liabilities. Notwithstanding the foregoing, or any other provision of this Agreement, any Schedule or Exhibit hereto, or any Transaction Document to the contrary, Buyer shall not assume or be obligated to pay, perform or otherwise discharge (and the Sellers and their Related Parties shall retain, pay, perform or otherwise discharge without recourse to the Buyer) any Excluded Liabilities.
(e)    The Sellers and Related Parties are not selling, and the Buyer is not purchasing, any Excluded Assets.
Section 2.3    Working Capital Adjustment.
(a)    Within 90 days after the Closing Date, the Buyer shall deliver to the Sellers a consolidated balance sheet of the Business as of the Closing Date (and after taking into account the transfers of the Business Assets hereunder), prepared in accordance with GAAP, consistent with past practices of the Company prior to the Closing Date (the “Closing Balance Sheet”), together with all supporting work papers used or produced in connection with the preparation of the Closing Balance Sheet. The Closing Balance Sheet shall become final and binding on the 60th day following delivery thereof, unless at or prior to the end of such period, the Sellers delivers to the Buyer written notice of their disagreement (a “Notice of Disagreement”) specifying the nature and amount of any disputed item. The Sellers shall be deemed to have agreed with all items and amounts in the Closing Balance Sheet not specifically referenced in the Notice of Disagreement, and such items and amounts shall not be subject to review in accordance with Section 2.3(b).
(b)    During the 20 day period following delivery of a Notice of Disagreement by the Sellers to the Buyer, the parties in good faith shall seek to resolve in writing any differences that they may have with respect to the matters specified therein. Any disputed items resolved in writing between the Sellers and the Buyer within such 20 day period shall be final and binding with respect to such items, and if the Sellers and the Buyer agree in writing on the resolution of each disputed item specified by the Sellers in the Notice of Disagreement and the revised Closing Balance Sheet, the amounts set forth in such revised Closing Balance Sheet shall be final and binding on the parties for all purposes hereunder. If the Sellers and the Buyer have not resolved all such differences by the end of such 20 day period, the Sellers and the Buyer shall submit, in writing, to an independent public accounting firm (the “Independent Accounting Firm”), their briefs detailing their views as to the correct nature and amount of each item remaining in dispute, and the Independent Accounting Firm shall make a written determination of the amount of

Working Capital Deficit or Working Capital Excess as of the Closing Date and the resulting Purchase Price, which determination shall be final and binding on the parties for all purposes hereunder. The determination of the Independent Accounting Firm may give effect to the retention of Working Capital Retained Assets or Working Capital Retained Liabilities (to the extent still in existence as of the date of determination) in order to reduce or eliminate any Working Capital Excess or Working Capital Deficits, respectively. The Independent Accounting Firm shall be authorized to resolve only those items remaining in dispute between the parties in accordance with the provisions of this Section 2.3 within the range of the difference between the Buyer’s position with respect thereto and the Sellers’ position with respect thereto. The Independent Accounting Firm shall be Deloitte or, if such firm is unable or unwilling to act, such other independent public accounting firm as shall be agreed in writing by the Sellers and the Buyer. The Sellers and the Buyer shall use their commercially reasonable efforts to cause the Independent Accounting Firm to render a written decision resolving the matters submitted to it within 30 days following the submission thereof. Judgment may be entered upon the written determination of the Independent Accounting Firm in accordance with Section 10.9. In acting under this Agreement, the Independent Accounting Firm will be entitled to the privileges and immunities of an arbitrator.
(c)    The fees and expenses of the Independent Accounting Firm and of any enforcement of the determination thereof, shall be borne by the parties in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted and in accordance with the standards provided for herein. For example, if the Buyer asserts that the final Purchase Price is $180,000,000 and the Sellers assert that the final Purchase Price is $181,000,000, and as a result of the final determination, the final Purchase Price is $180,700,000, the Buyer would bear 70% of the fees and the Sellers would bear 30% of the fees. The fees and disbursements of the Representatives of each party incurred in connection with their preparation or review of the Closing Balance Sheet and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such party.
(d)    Each of the Buyer, on the one hand, and the Sellers, on the other hand, will afford the other party and its Representatives reasonable access, during normal business hours and upon reasonable prior notice, to the books, records and properties relating to the Business and to any other information reasonably requested for purposes of preparing and reviewing the calculations contemplated by this Section 2.3. Each party shall authorize its accountants to disclose work papers generated by such accountants in connection with the preparing and reviewing the Closing Balance Sheet as specified in this Section 2.3; provided that such accountants shall not be obligated to make any work papers available except in accordance with such accountants’ disclosure procedures and then only after the non-client party has signed an agreement (in customary form) relating to access to such work papers in form and substance reasonably acceptable to such accountants.

(e)    The Buyer shall pay to the Sellers the amount, if any, by which the Purchase Price, as finally determined under Section 2.3(c), is greater than the Estimated Purchase Price, and the Sellers shall pay to the Buyer the amount, if any, by which the Purchase Price, as finally determined under Section 2.3(c), is less than the Estimated Purchase Price.
(f)    Payments in respect of Section 2.3(e) shall be made within three (3) Business Days of final determination of the Closing Balance Sheet pursuant to the provisions of this Section 2.3 by wire transfer of United States dollars in immediately available funds to such account or accounts as may be designated in writing by the party entitled to such payment at least two Business Days prior to such payment date.
Section 2.4    Consents and Waivers; Further Assurances.
(a)    Nothing in this Agreement or the Transaction Documents shall be construed as an agreement to lease, sell, assign, transfer or deliver any Assumed Contract or other Business Asset that by its terms or pursuant to applicable Law is not capable of being leased, sold, assigned, transferred or delivered without the consent or waiver of a third party or Governmental Authority unless and until such consent or waiver shall be given. Subject to Section 5.4, Sellers shall use commercially reasonable efforts, and Buyer shall cooperate in full with all reasonable requests of Sellers, to obtain such consents and waivers and to resolve the impediments to the lease, sale, assignment, transfer or delivery contemplated by this Agreement or the Transaction Documents and to obtain any other consents and waivers necessary to convey to Buyer all the Assumed Contracts and the Business Assets. In the event any such consents or waivers required to transfer the Assumed Contracts or Business Assets are not obtained prior to the Closing Date, Sellers shall, subject to Section 5.4, continue to use their respective commercially reasonable efforts to obtain the relevant consents or waivers until such consents or waivers are obtained, and Sellers shall cooperate in full with all reasonable requests of Buyer in any lawful arrangement to provide that the Buyer shall receive the interest of Sellers in the benefits under any such Assumed Contracts or Business Assets, including performance by Sellers, as agent; provided, that the Buyer shall undertake to pay or satisfy the corresponding liabilities for the enjoyment of such benefit to the extent the Buyer would have been responsible therefor hereunder if such consents or waivers had been obtained.
(b)    From time to time, whether before, at or following the Closing, Sellers and Buyer shall, and shall cause their respective Affiliates and Related Parties to, execute, acknowledge and deliver all such further conveyances, notices, assumptions and releases and such other instruments, and shall take such further actions, as may be necessary or appropriate to assure fully to Buyer all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed, sold, leased, assigned, transferred or delivered to Buyer under this Agreement and the Transaction Documents, including as may be necessary to deliver the Business Assets free and clear of all Encumbrances other than Permitted Encumbrances, and to otherwise make effective as promptly as practicable the transactions contemplated hereby and thereby.

(c)    From time to time following the Closing, upon Buyer’s request and to the extent required to transfer any Assumed Contracts or Business Assets that have not otherwise been transferred at the Closing, each Seller shall cause any Related Party to execute, acknowledge and deliver all such conveyances, notices, assumptions and releases and such other instruments, and shall take such further actions, as may be necessary or appropriate to assure fully to Buyer all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed, sold, leased, assigned, transferred or delivered to Buyer under this Agreement and the Transaction Documents, including as may be necessary to deliver the Business Assets owned or held by any such Related Party free and clear of all Encumbrances other than Permitted Encumbrances, and to otherwise make effective as promptly as practicable the transactions contemplated hereby and thereby.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF POWDR
POWDR hereby represents and warrants to the Buyer as follows:
Section 3.1    Authority; Subsidiaries. Each Seller has full corporate power and authority to execute and deliver this Agreement and each of the Transaction Documents to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions, including without limitation its obligation to require its Related Parties to comply with Article II. The Company has no Subsidiaries other than Parley’s Recreation Partners, LLC (d/b/a Gorgoza).
Section 3.2    No Conflict; Required Filings and Consents.
(g)    Subject to Section 4.8, the execution, delivery and performance by each Seller of this Agreement and each of the Transaction Documents to which such Seller will be a party, and the consummation of the Transactions, do not and will not: (i) materially conflict with or violate the Organizational Documents of any Seller or any of their respective Subsidiaries; (ii) materially conflict with or violate any Law applicable to any Seller or any of their Subsidiaries, or by which the Business Assets are bound or affected; or (iii) result in any material breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of or notice to any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, or give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person, or result in the creation of any Encumbrance on the Business Assets pursuant to, any Contract or Permit to which any Seller or any of their Subsidiaries is a party or by which any Seller or any of their Subsidiaries or the Business Assets or any of their respective properties, assets or rights are bound or affected.

(h)    Subject to Section 4.8, none of the Sellers or any of their Affiliates is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Sellers of this Agreement and each of the Transaction Documents to which it will be a party or the consummation of the Transactions or thereby, except where such failure would not be reasonably likely to result in a Material Adverse Effect.
Section 3.3    Financial Statements; Disclosure of Liabilities.
(d)    True and complete copies of the unaudited balance sheet of the Business as at May 31, 2014, May 31, 2013 and May 31, 2012, and the related statements of results of operations and cash flows of the Business for the fiscal years then ending, together with all related notes and schedules thereto (collectively referred to as the “Financial Statements”) and the unaudited balance sheet of the Business as at June 30, 2014, and the related statements of results of operations and cash flows, together with all related notes and schedules thereto (collectively referred to as the “Interim Financial Statements”), are attached to Schedule 3.3(a) of the Seller Disclosure Letter. Each of the Financial Statements and the Interim Financial Statements (i) have been prepared from the books and records of the Company and Sellers pertaining to the Business, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or in Schedule 3.3(a) of the Seller Disclosure Letter) and (iii) fairly present, in all material respects in accordance with GAAP, the financial position, results of operations and cash flows of the Business as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Interim Financial Statements, to the absence of footnotes and normal year-end adjustments that will not, individually or in the aggregate, be material.
(e)    Except as disclosed in the Financial Statements, Interim Financial Statements or Schedule 3.3(b) of the Seller Disclosure Letter, none of the Company or any Subsidiary has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, whether known or unknown and whether or not required by GAAP to be reflected in a consolidated balance sheet of the Company and its Subsidiaries or disclosed in the notes thereto, including without limitation any Indebtedness, other than liabilities and obligations, incurred in the ordinary course of business consistent with past practice since the date of the Interim Financial Statements and liabilities and obligations that have not had or would not reasonably be expected to have, a Material Adverse Effect.
(f)    Immediately after giving effect to the Transactions, each of the Sellers will be solvent under applicable Law, able to pay each of their respective debts and obligations when they become due, and will have assets in excess of their respective liabilities.
Section 3.4    Compliance with Law; Permits. To the Knowledge of Sellers, the conduct of the Business by Sellers is in compliance with all applicable Laws, except for noncompliance that would not reasonably be expected to result in Buyer incurring material liability or, to the Knowledge of Sellers, any material interruption of the Business. To the Knowledge of Sellers, the conduct of the Business is in compliance with all material Permits, and all material Permits are in full force and effect, except for noncompliance or failure to be in full force and effect that would not reasonably be expected to result in the Buyer incurring material liability or, to the Knowledge of Sellers, any material interruption of business.
Section 3.5    Employees. Except as described in Schedule 3.5 of the Seller Disclosure Letter (i) no Seller is a party to any labor or collective bargaining Contract that pertains to any employees of the Business; (ii) there are no, and during the past two years have been no, organizing activities or collective bargaining arrangements that could affect the Business pending or under discussion with any employees of the Business or any labor organization, (iii) there is no, and during the past two years there has been no, labor dispute, strike, controversy, slowdown, work stoppage or lockout pending or, to the Knowledge of the Seller, threatened against or affecting the Business or any Seller in connection with the Business, nor to the Knowledge of the Sellers is there any basis for any of the foregoing. No Seller has breached or otherwise failed to comply with the provisions of any collective bargaining or union Contract affecting any employees of the Business. There are no pending or, to the Knowledge of the Seller, threatened union grievances or union representation questions involving any employees of the Business.
Section 3.6    Property. Each Seller has, and at and after the Closing the Buyer will have, (i) good and valid title (a) to all Personal Property owned by a Seller, and (b) in fee simple to all Owned Real Property, and (ii) good and valid leasehold title to all Personal Property leased by a Seller to any Leased Real Property, in each case, free and clear of all Encumbrances other than Permitted Encumbrances. To the Knowledge of Sellers, no parcel of Owned Real Property or Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor has any such condemnation, expropriation or taking been proposed. Except as may be alleged or determined in the PCMR Litigation, all leases of Leased Real Property and all amendments and modifications thereto are in full force and effect, and there exists no material default under any such lease by the Company or, to the Knowledge of the Sellers, any other party thereto, nor any event which, with notice or lapse of time or both, would constitute a material default thereunder by a Seller or their respective Subsidiaries or, to the Knowledge of Sellers, any other party thereto.
Section 3.7    Taxes To the extent an inaccuracy of the following could have an adverse effect on Buyer (whether under a successor liability Law or otherwise):
(a)    Each Seller and each Related Party has timely paid (and, with respect to Taxes not yet due and payable, will timely pay) all Taxes for which it is liable, and has timely filed with the appropriate Governmental Authority all Tax Returns and all such Tax Returns are true, complete and correct in all material respects;

(b)    There is no outstanding or threatened in writing action, claim or other examination or proceeding relating to Taxes with respect to any Seller or any Related Party for unpaid Taxes other than Taxes that are not yet due and payable;
(c)    No Seller or Related Party has received any notice or inquiry from any jurisdiction or taxing authority where it does not file Tax Returns or pay Taxes to the effect that such filings may be required in the jurisdiction, or that Taxes may be required to be paid in the jurisdiction;
(d)    No Seller or Related Party is a “foreign person” as defined in Section 1445(f)(3) of the Code.
(e)    No Seller or Related Party is delinquent in the withholding or depositing of any material Taxes required to be withheld or deposited with respect to a payment to any employee, contractor, vendor, creditor, shareholder or third party.
Section 3.8    Environmental Matters. Except as set forth in Schedule 3.8 of the Seller Disclosure Letter, to the Knowledge of Sellers no hazardous substances are or have been present, and there is and has been no release or threatened release of hazardous substances or any investigation, clean-up, remediation or corrective action of any kind relating thereto, on any Business Assets that would reasonably be expected to result in any Seller incurring material liabilities. Except as set forth in Schedule 3.8 of the Seller Disclosure Letter, to the Knowledge of Sellers, (i) no underground improvement, including any treatment or storage tank or water, gas or oil well, present or former mining or tailing site, or (ii) asbestos or lead-based paint that is not in compliance with Laws, in each case, is or has been located on any Business Assets that would reasonably be expected to result in any Seller incurring material liabilities. This Section 3.8 shall contain the sole and exclusive representation and warranty in this Agreement with respect to environmental matters.
Section 3.9    Material Contracts.
(a)    Schedule 3.9 of the Seller Disclosure Letter sets forth a true and correct list of any Contract (including any Assumed Contract) that (i) involves future payments or obligations in excess of $100,000 in any calendar year, or $300,000 in the aggregate, (ii) that would, or would purport to, restrict in any fashion the business activities of Buyer as an owner or Affiliate of the Company, including any non-competition agreements, rights of first refusal, restrictions on the use of Real Property, exclusive sponsorships or other exclusivity obligations, or similar provisions, (iii) relate to the employment or engagement of employees (or individuals serving as independent contractors) and provides for more than $50,000 in total annual cash compensation for any calendar year, (iv) involve undertakings with Governmental Authorities. or (v) the termination or breach of which would result in a Material Adverse Effect on the Business or the Company (collectively, “Material Contracts”).

(b)    Each Material Contract is a legal, valid, and binding agreement, enforceable in accordance with its terms, and is in full force and effect, except for any failure to be legal, valid, binding or enforceable arising from actions by the counterparty thereto, and will continue to be in full force and effect immediately following the Closing Date. No Seller or Related Party or, to the Knowledge of the Sellers, any other party is in material breach or violation of, or (with or without notice or lapse of time or both) material default under, any Material Contract, nor has the Company received any claim of any such material breach, violation or default.
Section 3.10    Litigation. Except (a) as set forth on Schedule 3.10 of the Seller Disclosure Letter and (b) for any Actions for civil monetary damages at law (but not any other claim, including any claim for equitable or injunctive relief or any claim that would impose criminal liability or damages), commenced by Persons other than Governmental Authorities that could not reasonably be expected to result in a liability or loss to the Company or its Subsidiaries of more than $500,000 individually or in the aggregate, (i) there is no Action pending or, to the Knowledge of the Sellers, threatened or (ii) to the Knowledge of the Sellers there is no inquiry or investigation pending or threatened, in each case, against any Seller or their respective Subsidiaries, or any material property or asset of the Company, or any of the officers of such Sellers or their Subsidiaries in regards to their actions as such, in each case to the extent relating to the Business.
Section 3.11    Affiliate Interests and Transactions; Sufficiency of Assets. Except as set forth on Schedule 3.11 of the Seller Disclosure Letter and except as will be terminated at Closing or assigned in full to Buyer or its nominee at Closing, no Related Party of any Seller or any of their respective Subsidiaries: (i) owns directly or indirectly, any equity or other financial or voting interest in any supplier, licensor, lessor, distributor, contract counterparty, easement grantor or independent contractor of the Company; or (ii) owns directly or indirectly, or has or has had any interest in any property (real or personal, tangible or intangible) that the Company uses or has used or has held for future or planned use in or pertaining to the Business, other than the Assumed Contracts and the Business Assets. The assets conveyed to Buyer under Article II comprise all of the Business Assets held by any Seller or any Related Party. The Sellers and each Related Party that actually transfers Business Assets to the Buyer on the Closing Date hold all of the Business Assets.
Section 3.12    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Seller or their respective Affiliates.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer hereby represents and warrants to the Sellers as follows:
Section 4.1    Organization. The Buyer is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.
Section 4.2    Authority. The Buyer has full corporate power and authority to execute and deliver this Agreement and each of the Transaction Documents to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by the Buyer of this Agreement and each of the Transaction Documents to which it will be a party and the consummation by the Buyer of the Transactions have been duly and validly authorized by all necessary corporate action. This Agreement has been, and upon their execution each of the Transaction Documents to which the Buyer will be a party will have been, duly executed and delivered by the Buyer and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon their execution each of the Transaction Documents to which the Buyer will be a party will constitute, the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms.
Section 4.3    No Conflict; Required Filings and Consents. The execution, delivery and performance by the Buyer of this Agreement and each of the Transaction Documents to which the Buyer will be a party, and the consummation of the Transactions, do not and will not conflict with or violate the certificate of incorporation or bylaws of the Buyer; or result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under or require any consent of any Person pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other Contract to which the Buyer is a party; except for any such conflicts, violations, breaches, defaults or other occurrences that do not, individually or in the aggregate, materially impair the ability of the Buyer to consummate, or prevent or materially delay, any of the transactions contemplated by this Agreement or the Transaction Documents or would reasonably be expected to do so.
Section 4.4    Financial Ability. The Buyer has, and shall have at the Closing, sufficient funds to permit the Buyer to consummate the transactions contemplated by this Agreement and the Transaction Documents.
Section 4.5    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Buyer.
Section 4.6    Solvency. After giving effect to the Transactions, the Buyer will be solvent under applicable Law, able to pay its debts and obligations when they become due, and will have assets in excess of its liabilities.
Section 4.7    Knowledge of Environmental Liabilities. Except with respect to the matters Disclosed to Buyer (excluding matters under clause (ii) and (iii) of the definition thereof), Buyer has no Knowledge of any Actions, liabilities or obligations relating to the Real Property under applicable environmental laws.

Section 4.8    HSR. Buyer, including its ultimate parent entity if different, is not required to make any pre-merger notification under the HSR Act prior to and in connection with the consummation of the Transactions.

ARTICLE V
COVENANTS
Section 5.1    Conduct of Business Prior to the Closing. Between the date of this Agreement and the Closing Date, unless the Buyer shall otherwise agree in writing, the Sellers shall cause the Business to be conducted only in the ordinary course consistent with past practice, and shall (i) use commercially reasonable efforts to preserve intact their business organization and assets; (ii) use commercially reasonable efforts to keep available the services of the current officers, employees and consultants of the Company; (iii) use commercially reasonable efforts to preserve the current relationships of the Company with customers, suppliers and other Persons with which the Company has significant business relations; (iv) use commercially reasonable efforts to keep and maintain the Business Assets and properties in good repair and normal operating condition, wear and tear excepted, and (v) use commercially reasonable efforts to take all actions necessary to deliver the Business Assets to Buyer free and clear of all Encumbrances other than Permitted Encumbrances. Buyer acknowledges and agrees that the foregoing are intended to preserve the Business for the benefit of the Buyer, and that: (i) nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ ordinary course operations prior to the Closing, (ii) prior to the Closing, the Sellers shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Company’s and its Subsidiaries’ ordinary course operations.
Section 5.2    Covenants Regarding Information.
(a)    From the date hereof until the Closing Date, the Sellers shall, and shall cause the Company to, afford the Buyer and its Representatives access (including for inspection and copying) at all reasonable times and consistent with applicable law, to the Representatives, properties, offices, plants and other facilities, books and records of the Company and the Business Assets, and shall reasonably promptly furnish the Buyer with any and all such financial, accounting, tax, operating, contractual, permitting, compliance, governance, employment and other data, Contracts, Permits and other information, in each case, relating to the Company and the Business Assets, as the Buyer may reasonably request.
(b)    In order to facilitate the resolution of any claims made by or against or incurred by the Buyer or the Company after the Closing or for any other reasonable purpose, for a period of five years following the Closing, the Sellers shall: (i) retain all books, documents, information, data, files and other records of the Sellers that relate to the Company and the Business for periods prior to the Closing and which shall not otherwise have been delivered to the Buyer or the Company or its Subsidiaries; (ii) upon reasonable notice, afford the Buyer and the Company and their respective Representatives reasonable access (including for inspection and copying, at the Buyer’s expense), during normal business hours, to such books, documents, information, data, files and other records, including in connection with claims, proceedings, actions, investigations, audits and other regulatory or legal proceedings involving or relating to the Company; and (iii) furnish the Buyer and the Company and their respective Representatives reasonable assistance (at the Buyer’s expense), including access to personnel, in connection with any such claims and other proceedings. The Sellers shall permit, promptly upon reasonable request, the Buyer and the Company and their respective Representatives to use original copies of any such records for purposes of litigation; provided, that such records shall promptly be returned to the Sellers following such use.
(c)    In order to facilitate the resolution of any claims made by or against or incurred by the Sellers after the Closing or for any other reasonable purpose, for a period of five years following the Closing, the Buyer shall or shall cause the Company to: (i) retain all books, documents, information, data, files and other records that relate to the Company and the Business for periods prior to the Closing which have been delivered to the Buyer or the Company or its Subsidiaries; and (ii) upon reasonable notice, afford the Sellers and their respective Representatives reasonable access (including for inspection and copying, at the Sellers’ expense), during normal business hours, to such books, documents, information, data, files and other records in connection with the defense of claims, proceedings, actions, and in connection with investigations, audits and other regulatory or legal proceedings involving or relating to the Sellers or any of their Affiliates.
Section 5.3    Confidentiality. For a period of five years following the Closing Date, the Sellers shall not, and the Sellers shall cause its Affiliates and the respective Representatives of the Sellers and its Affiliates not to, use for its or their own benefit or divulge or convey to any third party, any Confidential Information; provided, however, that the Sellers or its Affiliates may furnish such portion (and only such portion) of the Confidential Information as the Sellers or such Affiliate reasonably determines it is legally obligated to disclose if it receives a request to disclose all or any part of the Confidential Information under the terms of a subpoena, civil investigative demand or order issued by a Governmental Authority, and in such event, such Seller or such Affiliate shall: (i) to the extent not inconsistent with such request, notify the Buyer of the existence, terms and circumstances surrounding such request and consult with the Buyer on the advisability of taking steps available under applicable Law to resist or narrow such request; and (ii) exercise its commercially reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the disclosed Confidential Information. For purposes of this Agreement, “Confidential Information” consists of all information and data relating to the Business, the Company or its Subsidiaries (including, to the extent relating to the Business or Business Assets, intellectual property, customer and supplier lists, pricing information, marketing plans, market studies, client development plans, business acquisition plans and all other information or data) or the Transactions, except for data or information that is or becomes available to the public other than as a result of a breach of this Section. Nothing contained herein shall be deemed to constitute a restriction on POWDR’s use of marketing materials, intellectual property, marketing plans, market studies, client development plans, business acquisition plans and all other information or data to the extent solely relating to the Excluded Assets.
Section 5.4    Consents and Filings; Further Assurances.
(a)    The Buyer and the Sellers shall use commercially reasonable efforts to take, or cause to be taken, such actions as are necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and the Transaction Documents as promptly as practicable, including to (i) obtain from Governmental Authorities and other Persons all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the transactions contemplated by this Agreement and the Transaction Documents, (ii) promptly make all necessary filings with respect to this Agreement required under applicable Law, and (iii) have vacated, lifted, reversed or overturned any order, decree, ruling, judgment, injunction or other action (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, conditions, makes illegal or otherwise restricts or prohibits the consummation of the transactions contemplated by this Agreement and the Transaction Documents. Each of the parties acknowledge and agrees that no filing under the HSR Act will be made in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, following the Closing, (A) the Buyer shall manage the defense of any investigation or litigation with any Governmental Authorities arising from or otherwise related to the consummation of the transactions contemplated by this Agreement, (B) to the extent reasonably practicable, the Sellers shall include the Buyer’s designated representatives in all discussions, telephone calls, meetings and written communications with a Governmental Authority regarding the Transactions, and Sellers shall cooperate fully with Buyer with respect thereto, (C) the Sellers shall promptly consult with Buyer in response to receipt of any comments, questions or requests for documents or information from any Governmental Authority regarding the Transactions and shall share any responsive documentation or correspondence with Buyer prior to providing any such materials to the Governmental Authority, and (D) Sellers shall provide all information reasonably requested by Buyer in connection with the foregoing.
(b)    The Sellers shall give promptly such notice to third parties and shall use commercially reasonable efforts to obtain such third party consents and estoppel certificates as the Buyer may in its sole discretion deem necessary or desirable in connection with the transactions contemplated by this Agreement and the Transaction Documents. The Buyer shall cooperate with and assist the Sellers in giving such notices and obtaining such consents and estoppel certificates.
(c)    Sellers, if requested by Buyer at Closing, will provide Buyer with such services that are currently provided by Sellers or its Related Parties. Buyer shall pay Sellers for such transition services in accordance with the terms of the Transition Services Agreement attached as Exhibit J (the “Transition Services Agreement”).

(d)    With respect to the interest of the Company as tenant under the Sublease Agreement between the Company and GPI. dated October 11, 1975 (collectively the “GPI Resort Lease Interests”), in lieu of the Company assigning such GPI Resort Lease Interests to Buyer hereunder, the Company shall, at the Closing, assign such interests, free and clear of all Encumbrances other than Permitted Encumbrances, to an entity designated by Buyer at or prior to Closing.
Section 5.5    Public Announcements; Discussions. Sellers and Buyer shall use good faith efforts to agree on a joint press release or other public statement with respect to the Transactions. Notwithstanding the foregoing, either party may make any press release or other public announcement with respect to the transactions contemplate hereby as it determines in its sole discretion; provided, however, that if either party desires to make such press release or public announcement prior to Closing, such party shall provide reasonable advance notice to the other party with an opportunity to review and comment upon such press release or public statement with respect to the Transactions.
Section 5.6    Title. Sellers shall take such actions as may be reasonably requested by Buyer in connection with Buyer obtaining a Title Policy with respect to the Land. For the avoidance of doubt, Buyer shall be solely responsible for the costs of any and all title searches, surveys and Title Policies. For clarity, obtaining a Title Policy shall not be a condition to Closing.
Section 5.7    PCMR Litigation. At Closing, Buyer and Sellers shall, and shall cause their Affiliates and Related Parties, as applicable to, take all actions necessary to execute the Settlement Agreement in the form attached as Exhibit K (the “Settlement Agreement”).
Section 5.8    Cooperation With Target Financials. Sellers shall cooperate with all reasonable requests of Buyer in connection with preparation of any financial statements for the Business as may be required by Buyer in connection with disclosure obligations under Law or stock exchange rules, including such requests necessary in order (a) to determine whether financial statements for the Business are required to be prepared under Rule 3-05 of Regulation S-X under the Securities Exchange Act of 1934 (“Target Financials”), and (b) if Target Financials statements are required, to prepare and file such financial statements, including assistance in obtaining audited Target Financials and the associated consent of any auditors of the Business, or to obtain any other consent of auditors for Sellers or the Company that may be required in connection therewith; provided, however, that the Sellers shall have no responsibility or liability for (and Buyer shall indemnify, defend and hold harmless the Sellers in respect of) any and all Losses that may be suffered or incurred as a result of such financial statements.
Section 5.9    Employee Matters.
(a)    On or before the date selected by Buyer, which date shall be within five Business Days after the Closing Date (the “Transition Date”), the Buyer shall, or shall cause one of its Affiliates to, extend offers of employment to each employee of the

Business listed on Schedule 5.9 of the Seller Disclosure Letter (“Business Employee”) who is actively at work as of the Closing Date, which offers shall be subject to Buyer’s customary and generally applicable conditions of employment (all such employees who accept the Buyer’s offer of employment are referred to as the “Transferring Employees”).  Subject to the requirements of applicable Law, Seller will deliver such other employee information regarding the Business Employees as may be reasonably requested by Buyer at Closing. For purposes of this Agreement, any Business Employee who is not at work on the Closing Date due to a short-term absence (including due to vacation, holiday, jury duty, illness, authorized short-term leave of absence or short-term disability) shall be deemed to be “actively at work”; provided, that any such individuals that are on authorized short-term leave of absence or short-term disability shall not be deemed to constitute “Transferring Employees” until such time as they return to active employment and accept the Buyer’s offer of employment.  The Company shall terminate the employment of all Transferring Employees immediately prior to the Transition Date, provided, that the Company shall terminate the employment of any Business Employee who at Closing is on a short-term leave of absence or short-term disability and who subsequently becomes a Transferring Employee no later than the date such Transferring Employee commences active employment with the Buyer. Buyer will reimburse Seller at a fixed rate per day for each day during the Transition Date pursuant to the terms of the Transition Services Agreement.
(b)    The Sellers shall comply with the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA, with respect to any employee, former employee or beneficiary of any such employee or former employee who is covered under any group health plan, as defined in Section 5000(b)(1) of the Code (a “Group Health Plan”), maintained by the Seller as of the Transition Date or whose “qualifying event” within the meaning of Section 4980B(f) of the Code occurs on or prior to the Closing Date, whether pursuant to the provisions of COBRA or otherwise. The Buyer shall comply with the provisions of COBRA with respect to Transferring Employees who are covered under any Group Health Plan maintained by the Buyer after the Transition Date.
(c)    Nothing contained in this Agreement shall create any third party beneficiary rights in any Transferring Employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Transferring Employee by the Buyer or under any benefit plan that the Buyer may maintain.
(d)    Nothing contained in this Agreement shall confer upon any Transferring Employee any right with respect to continued employment by the Buyer, nor shall anything herein interfere with the right of the Buyer to terminate the employment of any Transferring Employee at any time, with or without cause, following the effective date of his or her employment with the Buyer, or restrict the Buyer in the exercise of its independent business judgment in modifying any of the terms and conditions of the employment of the Transferring Employees.

ARTICLE VI
TAX MATTERS
Section 6.1    Cooperation. Following the Closing, Sellers and Buyer shall, and shall cause their Affiliates to, reasonably cooperate with each other with respect to Tax matters, including by affording each other and their Representatives complete access (including for inspection and copying) at all reasonable times to the books and records of Sellers and the Business, and furnishing each other with any and all Tax information as the other may reasonably request, with respect to Tax matters pertaining to the Business Assets or the Business; provided, however, that notwithstanding this Section 6.1 or anything in this Agreement to the contrary, in no event shall Buyer be required to provide or disclose any income Tax Return or any information relating to any period (or portion thereof) beginning after the Closing Date.
Section 6.2    Pro Rations. All real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Business Assets for a taxable period that includes (but does not end on) the Closing Date will be apportioned between Sellers and Buyer as of the Closing Date based on the number of days of such taxable period prior to and including the Closing Date and the number of days of such taxable period following the Closing Date, but only to the extent that such Taxes were not included in the Working Capital on the Closing Balance Sheet. Upon presentation of an invoice by the party entitled to any payment under this Section 6.2, together with such documentation reasonably necessary to establish the amount owed by each party, the other party will, promptly, but in no event later than 30 days after such request and documentation are presented, reimburse the requesting party for the amount due, provided that such reimbursement shall be equitably adjusted for the amount of such Taxes taken into account as a liability in the Closing Balance Sheet as finally determined. Buyer will be responsible for any Transfer Taxes.
ARTICLE VII
CONDITIONS TO CLOSING
Section 7.1    General Conditions. The respective obligations of the Buyer and the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions in this Section 7.1, any of which may, to the extent permitted by applicable Law, be waived in writing by either party in its sole discretion (provided, that such waiver shall only be effective as to the obligations of such party):
(a)    No Injunction or Prohibition. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent), or pursuant to any Action obtained an order, in each case that is then in effect and that enjoins, restrains, conditions, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement or the Transaction Documents.

Section 7.2    Conditions to Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall also be subject to the fulfillment, at or prior to the Closing, of each of the following conditions in this Section 7.2, any of which may be waived in writing by the Sellers in their sole discretions:
(a)    Representations, Warranties and Covenants. The representations and warranties of the Buyer contained in this Agreement or any Transaction Document or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions or thereby shall be true and correct both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, in each case except where such failures to be true and correct, individually or in the aggregate, has not had or is reasonably not likely to have a Material Adverse Effect. The Buyer shall have performed all obligations and agreements and complied with all covenants and conditions required by this Agreement or any Transaction Document to be performed or complied with by it prior to or at the Closing. For the avoidance of doubt, this Section 7.2(a) shall not be a representation or warranty in addition to or separate from the representations and warranties set forth in Article IV.
(b)    Deliveries. The Sellers shall have received an executed copy of each of the Transaction Documents or documents listed in Section 2.2(c) as being required to be delivered by the Buyer.
Section 7.3    Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall also be subject to the fulfillment, at or prior to the Closing, of each of the following conditions in this Section 7.3, any of which may be waived in writing by the Buyer in its sole discretion:
(a)    Representations, Warranties and Covenants. The representations and warranties of Sellers contained in this Agreement or any Transaction Document or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions or thereby shall be true and correct both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, in each case except where such failures to be true and correct, individually or in the aggregate, has not had or is reasonably not likely to have a Material Adverse Effect. Each Seller shall have performed all obligations and agreements and complied with all covenants and conditions required by this Agreement or any Transaction Document to be performed or complied with by it prior to or at the Closing. For the avoidance of doubt, this Section 7.3(a) shall not be a representation or warranty in addition to or separate from the representations and warranties set forth in Article IV.
(b)    Deliveries. The Buyer shall have received an executed copy of each of the Transaction Documents or documents listed in Section 2.2(b) as being required to be delivered by the Sellers.

ARTICLE VIII
INDEMNIFICATION
Section 8.1    Survival of Representations and Warranties. The representations and warranties of the Sellers and the Buyer contained in Article III and Article IV of this Agreement and, except as expressly provided in the Buy/Sell Agreement, the Transaction Documents and any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions or thereby shall terminate upon the Closing; provided, however, that the foregoing shall not apply to claims for intentional fraud.
Section 8.2    Indemnification by POWDR. POWDR shall save, defend, indemnify and hold harmless the Buyer and its Representatives, successors and assigns of each of the foregoing from and against any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, penalties, Taxes, costs and expenses (including reasonable attorneys’ fees, costs and other out-of-pocket expenses incurred in defending the foregoing) (hereinafter collectively, “Losses”), asserted against, incurred, sustained or suffered by any of the foregoing as a result of, arising out of or relating to any Excluded Liability.
Section 8.3    Indemnification by the Buyer. The Buyer shall save, defend, indemnify and hold harmless each of the Sellers and their respective Representatives, successors and assigns of each of the foregoing from and against any and all Losses asserted against, incurred, sustained or suffered by any of the foregoing as a result of, arising out of or relating to any Assumed Liability.
Section 8.4    Procedures.
(a)    In order for a party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a Loss or a claim or demand made by any Person or Governmental Authority against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver notice thereof to the party against whom indemnity is sought (the “Indemnifying Party”) with reasonable promptness after receipt by such Indemnified Party of written notice of the Third Party Claim and shall provide the Indemnifying Party with such information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is prejudiced by such failure.
(b)    The Indemnifying Party shall have the right, upon written notice to the Indemnified Party within 15 days of receipt of notice from the Indemnified Party of the commencement of such Third Party Claim, to assume the defense thereof at the expense of the Indemnifying Party (which expenses shall not be applied against any indemnity limitation herein) with counsel selected by the Indemnifying Party. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim for, or Action including equitable or injunctive relief or any claim that would impose criminal liability or damages, and the Indemnified Party shall have the right to defend, at the expense of the Indemnifying Party, any such Third Party Claim or Action. Notwithstanding the foregoing, Buyer shall assume the defense of the Tendered Claims, but in each case only to the extent such tender does not adversely affect available insurance coverage under applicable policies. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has failed to assume the defense thereof. If the Indemnifying Party does not expressly elect to assume the defense of such Third Party Claim within the time period and otherwise in accordance with the first sentence of this Section 8.4(b), the Indemnified Party shall have the sole right to assume the defense of such Third Party Claim. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless the employment of such counsel shall have been specifically authorized in writing by the Indemnifying Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall, at the Indemnifying Party’s expense, cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim if such settlement, compromise or judgment (i) involves a finding or admission of wrongdoing, (ii) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such Third Party Claim, (iii) imposes equitable remedies or any obligation on the Indemnified Party other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder. If the Indemnified Party assumes the defense of any Third Party Claim, the Indemnified Party shall not, without the prior written consent of the Indemnifying Party, enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim without the consent of the Indemnifying Party.
(c)    The indemnification required hereunder in respect of a Third Party Claim owing by an Indemnifying Party shall be made by payment of the amount of actual Losses in connection therewith within five Business Days after receipt by the Indemnifying Party of notice of such Losses.
(d)    The Indemnifying Party shall not be entitled to require that any action be made or brought against any other Person before action is brought or claim is made against it hereunder by the Indemnified Party.
(e)    In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnifying Party. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is prejudiced by such failure.
Section 8.5    Limits on Indemnification. Notwithstanding anything to the contrary contained in this Agreement:
(a)    An Indemnified Party shall take and shall cause its Affiliates to take all reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto;
(b)    Sellers will not cancel, let lapse or reduce coverage of any insurance policy covering an Insured Claim, and will cooperate with Buyer, including acting or refraining from acting at Buyer’s reasonable direction (and at Buyer’s sole cost and expense), with respect to any applicable insurance claim or coverage in connection with the defense, prosecution or settlement of any Insured Claim; and
(c)    the amount of any Losses for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered or recoverable by the Indemnified Party pursuant to any contract to which it is a Party, any applicable insurance coverage or otherwise with respect to such Losses (net of any Tax or costs and expenses incurred in connection with such recovery). An Indemnified Party shall use its commercially reasonable efforts to recover under such insurance coverage and from any third party alleged to be responsible for any Losses prior to seeking indemnification under this Agreement.
Section 8.6    Exclusive Remedy. Except to the extent of the remedies provided for in Section 10.11 (Enforcement), and except in the case of intentional fraud, the sole and exclusive remedy for any and all claims arising (directly or indirectly) under, out of, or related to this Agreement (including the transactions contemplated hereby and any representations and warranties set forth herein, made in connection herewith), or the sale and purchase of the Business Assets, shall be the rights of indemnification set forth in Article VIII only, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, or whether at law or in equity, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties hereto to the fullest extent permitted by Law. The provisions of this Section 8.6, and the remedies provided in Section 10.11, were specifically bargained for among Buyer and the Sellers in arriving at the Purchase Price and in agreeing to provide the specific representations and warranties set forth herein. The Sellers have specifically relied upon the provisions of this Section 8.6, in agreeing to the Purchase Price and in agreeing to provide the specific representations and warranties set forth herein.
Section 8.7    Tax Treatment of Indemnity Payments. The Sellers and Buyer agree to treat any indemnity payment made pursuant to this Article VIII as an adjustment to the Purchase Price for federal, state, local and foreign income tax purposes

ARTICLE IX
TERMINATION
Section 9.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by mutual written consent of the Buyer and the Sellers; or
(b)    (i) by the Sellers, if the Buyer breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Transaction Document and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2, (B) cannot be cured following delivery to the Buyer of written notice of such breach or failure to perform and (C) has not been waived by the Sellers or (ii) by the Buyer, if the Sellers breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Transaction Document and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.3, (B) cannot be cured following delivery to the Sellers of written notice of such breach or failure to perform and (C) has not been waived by the Buyer.
The party seeking to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(a)) shall give prompt written notice of such termination to the other party.
Section 9.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of either party except (a) for the provisions of Sections 3.12 and 4.5 relating to broker’s fees and finder’s fees, Section 5.6 relating to public announcements, Section 10.1 relating to fees and expenses, Section 10.4 relating to notices, Section 10.7 relating to third-party beneficiaries, Section 10.8 relating to governing Law, Section 10.9 relating to submission to jurisdiction and this Section 9.2 and (b) that nothing herein shall relieve either party from liability for any willful breach of this Agreement.
ARTICLE X
GENERAL PROVISIONS
Section 10.1    Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the Transaction Documents and the Transactions shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by the other.
Section 10.2    Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party.

Section 10.3    Waiver. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of either party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.
Section 10.4    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e‑mail, only upon written confirmation expressly acknowledging receipt by e‑mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(i)    if to the Sellers, to:
POWDR CORP.
1790 Bonanza, Suite W201
Park City, Utah 84060
Attention: CEO and CFO
E-mail: johncumming@powder.com & jsilbey@powdr.com
and to
AMERICAN INVESTMENT COMPANY
PO Box 4902
148 South Redmond Street
Jackson, WY 83001
Attention: Matthew Ireland, Colby Rollins, Cathy Handley
Email: Matt@aicpvt.com, colby@aicpvt.com & cathy@aicpvt.com
with a copy (which shall not constitute notice) to:

Weil Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention: Jon-Paul Bernard
E-mail: jon-paul.bernard@weil.com

(ii) if to the Buyer, to:
VR CPC Holdings, Inc.
390 Interlocken Crescent
Broomfield, CO 81620
Attention: Michael Z. Barkin, EVP & CFO
E-mail: MBarkin@vailresorts.com
with a copy to:
VR CPC Holdings, Inc.
390 Interlocken Crescent
Broomfield, CO 81620
Attention: Randall E. Mehrberg, EVP & General Counsel
E-mail: RMehrberg@vailresorts.com & MWarren@vailresorts.com
and with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
1801 California St., Suite 4200
Denver, Colorado 80202
Attention: Beau Stark
Email: bstark@gibsondunn.com
Section 10.5    Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits, Annexes and Schedules attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.
Section 10.6    Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Transaction Documents constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof and thereof. Notwithstanding any oral agreement or course of conduct of the parties or their Representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into or complete the Transactions unless and until this Agreement shall have been executed and delivered by each of the parties.
Section 10.7    No Third Party Beneficiaries. Except as provided in Article VIII, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.
Section 10.8    Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions shall be governed by, and construed in accordance with, the internal Laws of the State of Utah, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Utah.
Section 10.9    Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by the other party or its successors or assigns shall be brought and determined in the Third Judicial District Court in and for Summit County, Utah (or, if such court lacks subject matter jurisdiction, in any appropriate Utah State or federal court), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the Transactions, except, however, that each of the parties hereby irrevocably submits to the jurisdiction of the federal and state courts sitting in Utah to the extent necessary to enforce the right of the Buyer to specific performance. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Utah as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Utah (or to the extent provided above, Utah) as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 10.10    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void; provided, however, that the Buyer may assign this Agreement to any Affiliate of the Buyer without the prior consent of the Sellers; provided further, that no assignment shall relieve the assignor of any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.
Section 10.11    Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Utah State or federal court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief. Without limiting the foregoing, the parties agree that the covenants under Article II are covenants for which specific performance will be available. In connection with any action for equitable relief under this Section 10.11, the costs and expenses of the prevailing party (including reasonable attorneys’ fees, costs and other out-of-pocket expenses incurred in defending the foregoing), shall be paid by the losing party, as determined by such State or federal court.
Section 10.12    Currency. All references to “dollars” or “$” or “US$” in this Agreement or any Transaction Document refer to United States dollars, which is the currency used for all purposes in this Agreement and any Transaction Document.
Section 10.13    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
Section 10.14    Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR

RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 10.15    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.
Section 10.16    Facsimile or Electronic Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.
Section 10.17    Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.
Section 10.18    No Presumption Against Drafting Party. Each of the Buyer and the Sellers acknowledges that each party to this Agreement has been represented by legal counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
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IN WITNESS WHEREOF, the Buyer and the Sellers have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
SELLERS:
GREATER PARK CITY COMPANY

By:/s/ John Cumming
Name: John Cumming
Title: Chief Executive Officer

IN WITNESS WHEREOF, the Buyer and the Sellers have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
SELLERS
POWDR CORP.

By:/s/ John Cumming
Name: John Cumming
Title: Chief Executive Officer

IN WITNESS WHEREOF, the Buyer and the Sellers have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
SELLERS:
GREATER PROPERTIES, INC.

By: /s/ Colby Rollins
Name: Colby Rollins
Title: Chief Executive Officer

IN WITNESS WHEREOF, the Buyer and the Sellers have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
SELLERS:
PARK PROPERTIES, INC.

By: /s/ Colby Rollins
Name: Colby Rollins
Title: Chief Executive Officer

IN WITNESS WHEREOF, the Buyer and the Sellers have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
SELLERS:
POWDR DEVELOPMENT COMPANY

By:/s/ John Cumming
Name: John Cumming
Title: Chief Executive Officer

IN WITNESS WHEREOF, the Buyer and the Sellers have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
BUYER:

VR CPC HOLDINGS, INC.

By:/s/ Michael Z. Barkin
Name: Michael Z. Barkin
Title: EVP & Chief Financial Officer